Exhibit 99.1

IAMGOLD INCREASES DIVIDEND BY 150%
AND PROVIDES UPDATE FOR Q2 2011

All amounts are expressed in US dollars, unless otherwise indicated.

Toronto, Ontario, June 22, 2011 – IAMGOLD Corporation (“IAMGOLD” or the “Company”) today reported that it has increased its annual dividend payment by 150% from $0.08 per share to $0.20 per share.  The next semi-annual dividend payment in the amount of $0.10 per share will be paid on July 20, 2011 to shareholders of record as of the close of trading on July 5, 2011.   The Company also reports that for the second quarter of 2011, gold production is less than expected and average cash costs are higher than expected.

IAMGOLD’S Executive Vice President and Chief Operating Officer, Gord Stothart, commented, “Gold production during the second quarter was primarily impacted by a change in mining sequence resulting in a lower than planned grade at the Rosebel Mine in Suriname as well as a slower than expected crusher ramp up and some downtime at the Essakane Mine in Burkina Faso due to a brief water shortage just prior to the start of the rainy season.  Despite these challenges we are expecting improved production in the second half of the year allowing us to meet our production guidance.”

“Cost inflation has been experienced at all operations,” continued Mr. Stothart.   “The industry is experiencing higher costs for fuel, consumables and labour in all regions this year, as well as higher royalties commensurate with the higher gold prices.   Even with these higher costs, and a conservative gold price assumption of $1,200 per ounce, we believe that the projected cash flow from our operations combined with our current cash position will fund our significant three-year $1.2 billion investment to expand production at our existing gold mines and further strengthen our balance sheet.”

IAMGOLD’s President and CEO, Steve Letwin said, “The dividend increase reflects the confidence the board and management have in the current and future cash flows for the Company.   We have a superior combination of existing assets, empowered people, a strong balance sheet and attractive expansion opportunities.  Our growth outlook is very positive.”

For purposes of subsection 89(14) of the Income Tax Act, the Company designates all dividends payable on July 20, 2011 to be eligible dividends.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “guidance” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a leading mid-tier gold mining company producing approximately one million ounces annually from 8 gold mines (including current joint ventures and investments in associates) on 3 continents.   IAMGOLD is uniquely positioned with a strong financial position and extensive management and operational expertise.  To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities.  IAMGOLD’s growth plans are strategically focused in West Africa, select countries in South America and regions of Canada.   IAMGOLD also operates Niobec, a niobium mine in the Canadian province of Quebec.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743  Mobile: (647) 403-5520

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952   Mobile: (416) 670-3815
Toll-free: 1 888 464-9999  info@iamgold.com

Please note:
This entire news release may be accessed via IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.iamgold.com.

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